Exhibit 99.2

Central GoldTrust

Management’s Discussion and Analysis

June 30, 2014

Management’s Discussion and Analysis (MD&A)

These interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” and may not include all of the information required for full annual financial statements. The Trust’s interim financial statements are prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for part of the period covered by the first IFRS annual financial statements and IFRS 1 “First-time Adoption of IFRS” has been applied. Notes to the financial statements on pages 9 to 17 should be referred to as supplementary information to this discussion and analysis.

The transition to IFRS has had no impact on the financial position or financial performance of the Trust and has affected only the presentation of the Trust’s statements. The financial statements are presented in U.S. dollars and all values are rounded to the nearest dollar unless otherwise indicated.

GoldTrust is a passive, self-governing, single purpose, closed-end trust, with voting Units, established on April 28, 2003 by a Declaration of Trust, which was amended and restated on April 24, 2008. Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders. GoldTrust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof. GoldTrust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the Administrative Services Agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Disclosure Controls and Procedures

The Senior Executive Officers have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to GoldTrust is disclosed on a timely basis. They believe these disclosure controls and procedures have been effective during the six months ended June 30, 2014.

Outstanding Units

There were 19,299,000 Units issued and outstanding at June 30, 2014 and December 31, 2013.

Financial Results – Changes in Net Assets

The net assets of the Trust are comprised of the fair value of the Trust’s total assets less the fair value of the Trust’s total liabilities. The term “net assets”, as used in this MD&A, has the same meaning as the term “total equity” as used in the Trust’s June 30, 2014 interim financial statements and notes thereto.

Net assets increased by $15.6 million or 1.7% during the three months ended June 30, 2014. This increase was attributable to the 1.8% increase in the price of gold during the period.

Net assets increased by $78.3 million or 9.1% during the six months ended June 30, 2014. This increase was attributable to the 9.4% increase in the price of gold during the period.

The following table summarizes selected quarterly financial information (amounts in millions except where stated on a per Unit basis):

	Quarter ended
	Jun. 30, 2014	Mar. 31, 2014	Dec. 31, 2013	Sept. 30, 2013
Change in unrealized appreciation of holdings	$16.4	$63.6	$(88.1)	$94.8
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$15.6	$62.7	$(88.9)	$93.9
Net income (loss) per Unit inclusive of the change in unrealized appreciation of holdings	$0.81	$3.25	$(4.61)	$4.87
Total net assets	$938.4	$922.9	$860.1	$949.0
	Jun. 30, 2013	Mar. 31, 2013	Dec. 31, 2012	Sept. 30, 2012
Change in unrealized appreciation of holdings	$(286.3)	$(46.3)	$(78.9)	$125.1
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(287.2)	$(47.3)	$(79.9)	$124.1
Net income (loss) per Unit inclusive of the change in unrealized appreciation of holdings	$(14.88)	$(2.45)	$(4.14)	$6.43
Total net assets	$855.1	$1,142.2	$1,189.6	$1,269.5

Financial Results – Net Income

Central GoldTrust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion. GoldTrust maintains adequate cash reserves to enable it to pay the expenses of maintaining the Trust. GoldTrust’s realized revenues are a nominal percentage of its net assets.

Net income, inclusive of the change in unrealized appreciation of holdings, was $15.6 million ($0.81 per Unit) for the three months ended June 30, 2014 compared to a loss, inclusive of the change in unrealized appreciation of holdings, of $287.2 million ($14.88 per Unit) for the comparable period in 2013. Net income, inclusive of the change in unrealized appreciation of holdings for the six months ended June 30, 2014 was $78.3 million ($4.06 per Unit) compared to a loss, inclusive of the change in unrealized appreciation of holdings, of $334.5 million ($17.33 per Unit) for the comparable period in 2013. Virtually all of the reported net income (loss) for both the three and six-month periods was a result of the change in unrealized appreciation of holdings, which is not distributable income. The Trust’s interest income is nominal. Certain expenses, such as administration fees and safekeeping fees, have varied in proportion to net asset levels. Administration fees, which are scaled and calculated monthly based on the net assets at each month end, decreased during the three and six-month periods ended June 30, 2014 as compared to the same period in 2013. The decrease in administration fees was a direct result of the lower level of average net assets under administration during the periods.

Expenses as a percentage of the average of the month-end net assets (the “expense ratio”) for the three and six-month periods ended June 30, 2014 remained unchanged from their comparative periods in 2013 at 0.09% and 0.18% respectively. For the twelve-month period ended June 30, 2014, the expense ratio was 0.36% compared to 0.35% for the twelve-month period ended June 30, 2013.

Liquidity and Capital Resources

GoldTrust’s liquidity objective is to hold cash and cash equivalents in a safe and conservative manner to generate income primarily to be applied towards expenses. The ability of GoldTrust to have sufficient cash to pay its expenses and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should GoldTrust not have sufficient cash to meet its needs, portions of GoldTrust’s gold holdings may be sold to provide working capital and to pay for redemptions (if any) of Units. Sales of gold could result in GoldTrust realizing either capital gains or losses.

For the six months ended June 30, 2014, GoldTrust’s cash and cash equivalents decreased by $1.2 million to $12.6 million. This decrease was a result of the lesser amounts used to pay expenses of the Trust. The Administrator and Senior Executive Officers monitor GoldTrust’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold bullion.

Administrator and Other Related party information

Please refer to Note 9 commencing on page 14 of this interim report.

Additional Information

GoldTrust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency. However, certain of GoldTrust's expenses are paid, and GoldTrust's Units trade, in Canadian currency as well as U.S. currency. Therefore, because exchange rate fluctuations are beyond GoldTrust's control, there can be no assurance that such fluctuations will not have an effect on GoldTrust’s accounts or on the trading value of GoldTrust’s Units in Canadian dollars.

The Trustees will consider, from time to time, the issue of additional Units at a net price that would be non-dilutive to present Unitholders’ equity interests. Additional Unit issues to enlarge GoldTrust’s asset base should enable a reduction in the expense ratio per Unit and broaden exchange trading liquidity to the advantage of all Unitholders of GoldTrust.

This MD&A is dated July 22, 2014. Additional information relating to the Trust, including Annual Information Forms, Notices of Annual Meetings and Information Circulars, Press Releases, financial and other information are available at www.sedar.com, www.gold-trust.com and www.goldtrust.ca.